Exhibit 99.3

JA Solar Announces US$96 million Registered Direct Offering

SHANGHAI, August 14, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”) today announced that it has entered into a Securities Purchase Agreement with a single institutional investor (the “Investor”) to issue securities in a registered direct offering that will result in gross proceeds to the Company up to US$96 million, before deducting the placement agent fees and estimated offering expenses. The amount does not take into account any proceeds from the Series B Warrant (as defined below), which is not exercisable for one year following the date of issuance.

Under the terms of the Securities Purchase Agreement, the Company has agreed to sell an aggregate of 15,228,425 ordinary shares, US$0.0001 par value per share, of the Company (“Ordinary Shares”), represented by 3,045,685 American Depositary Shares (each, an “ADS”), at a price of US$7.88 per ADS, which is 94% of the volume-weighted average price of the Company’s ADSs on August 13, 2013. The Company has also agreed to issue to the Investor (i) a warrant to acquire up to 12,724,164 Ordinary Shares represented by  2,544,833 ADSs (“Series A-1 Warrant”) within three (3) months after the issuance date at an initial exercise price of US$1.886 per Ordinary Share (equivalent to an exercise price of US$9.43 per ADS and representing an initial aggregate exercise price of up to US$24 million), subject to adjustment and subject to reset in certain circumstances, (ii) a warrant to acquire up to 12,724,164 of Ordinary Shares represented by 2,544,833 ADSs (“Series A-2 Warrant”) within six (6) months after the issuance date at an initial exercise price of US$1.886 per Ordinary Share (equivalent to an exercise price of US$9.43 per ADS and representing an initial aggregate exercise price of up to US$24 million), subject to adjustment and subject to reset in certain circumstances, (iii) a warrant to acquire up to 12,724,164 Ordinary Shares represented by 2,544,833 ADSs (“Series A-3 Warrant,” together with Series A-1 Warrant, Series A-2 Warrant, the “Series A Warrants”) within nine (9) months after the issuance date at an initial exercise price of US$1.886 per Ordinary Share (equivalent to an exercise price of US$9.43 per ADS and representing an initial aggregate exercise price of up to US$24 million), subject to adjustment and subject to reset in certain circumstances, and (iv) a warrant to acquire up to 50,896,656 Ordinary Shares represented by 10,179,332 ADSs (“Series B Warrant,” together with the Series A Warrants, the “Warrants”) at an initial exercise price of US$2.18 per Ordinary Share (equivalent to an exercise price of US$10.90 per ADS and representing an initial aggregate exercise price of up to approximately US$111 million), subject to adjustment and subject to reset on the date that is nine months after the date it is issued. The Series B Warrant is not exercisable until the first day after the date that is one year following the issuance date and will expire on the second anniversary of the date the Series B Warrant becomes exercisable.

The closing of the offering is expected to take place on or about August 16, 2013, subject to satisfaction of customary closing conditions. The estimated net proceeds to the Company at the offering (without giving effect to any exercise of the Warrants), after deducting placement agent commissions and other estimated offering expenses payable by the Company, are expected to be approximately US$21.1 million. The Company intends to use the net proceeds from this offering and the proceeds of any exercise of the Warrants for general corporate purposes.

Barclays acted as the exclusive placement agent in connection with this offering.

A shelf registration statement (File No. 333-188895), as amended on August 13, 2013 (File No. 333-190598), relating to the Ordinary Shares (except the Ordinary Shares issuable upon exercise of the Series B Warrant) and the Warrants issued in the offering has been filed with and declared effective by the Securities and Exchange Commission (the “SEC”).  A prospectus supplement relating to the offering will be filed by the Company with the SEC.

Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Barclays Capital, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at Barclaysprospectus@broadridge.com, or by telephone at (888) 603-5847. You also may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company in this offering. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  Any offering will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its manufacturing capacities, future business development, and beliefs regarding its production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com